UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Integrated Silicon Solution, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

[45812P107]

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Scott D. Howarth

Vice President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable *	Not applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Attached below is a presentation sent on May 23, 2007, from Eve Lai, Director of Worldwide Human Resources of Integrated Silicon Solution, Inc. (the “Company”) to employees of the Company regarding the right of eligible holders to amend certain outstanding options to purchase shares of the Company’s common stock granted under the Integrated Silicon Solution, Inc. 1998 Stock Plan, as amended, and the Integrated Silicon Solution, Inc. Nonstatutory Stock Plan, as amended, and, if applicable, receive cash payments.

THIS COMMUNICATION IS NOT AN OFFER TO AMEND STOCK OPTIONS. AT THE TIME AN OFFER IS COMMENCED, THE COMPANY WILL PROVIDE HOLDERS OF ELIGIBLE OPTIONS WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE OFFER. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE OFFER SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE COMPANY WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE OFFER. OPTION HOLDERS WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV AND materials will be provided to option holders via email.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 1 Discounted Options, Section 409A & ISSI’s Tender Offer May 23, 2007

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 2 Understand – The 409A tax issue – What ISSI is doing for the affected options – Your choices Review your next steps Meeting Objectives Meeting Objectives

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Why are we here today?
Why are we here today?
ISSI has determined that you hold certain stock
options that may be negatively affected by a recent
tax law change.
ISSI has developed a solution to address the
problem, but which requires your participation and
permission to implement.
If you do not participate, you may have adverse tax
consequences.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Tax Law Change: 409A
Tax Law Change: 409A
409A is a set of operating and tax rules for items
considered to be deferred compensation.
Certain stock options are now considered to be
deferred compensation.
What are the consequences of 409A?
–
Potential income taxation prior to exercise
– 40% additional tax (20% federal & 20% CA)
– Interest penalty

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Which options are affected?
Which options are affected?
Options granted at a price below the stock’s fair market
value (FMV) on the actual grant date (“Discount
Options”).
Only options that vest AFTER 12/31/04.
• Thus, options granted prior to 409A’s enactment could be affected by this new law if they vested 1/1/05 and later.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Example:
Example:
Option granted on Jan 1, 2003 – 10,000 shares
Option price = $2.50, but fair market value at grant date =
$5.50
Vesting: - 2,500 options vest on Jan 1, 2004
– 2,500 options vest on a monthly basis during 2004
– 2,500 options vest on a monthly basis during 2005
– 2,500 options vest on a monthly basis during 2006
– CONCLUSION:
– The 5,000 options that vested prior to 1/1/05 are NOT subject to
409A.
– The 5,000 options that vest after 12/31/04 are subject to 409A because they were granted at a discount.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Example: (continued)
Example: (continued)
Assume that the fair market value of the option shares on the applicable tax date is $7.50 and no options were exercised.
409A Estimated Tax Impact:
W-2 Income Inclusion: $25,000
– (= 5,000 options subject to 409A x $5.00 ($7.50 FMV -$2.50 Option Price))
Fed Ordinary Income Tax $8,750 (35%)
CA Ordinary Income Tax $2,250 (9%)
Normal Stock Gain Tax Rate $11,000
44%
409A Tax (Fed/CA) $10,000 (40%)
409A Interest $ 2,250 (9%)
Tax Rate w/409A $23,250 93%
This will occur until exercise or expiration of the option.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 8 What are the solutions? What are the solutions? Program 1 for Options in the money Program 2 for Options out of the money

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Program 1: Tender Offer for Unexercised Options
Program 1: Tender Offer for Unexercised Options
ISSI expects to commence a formal tender offer for
certain outstanding stock options held by its employees.
We will notify you when that tender offer commences. We
advise you to read the tender statement when it is
available because it will contain important information
relating to your stock options. We will deliver the actual
tender offer documents to all affected employees via
electronic mail when the tender offer commences, and
those documents will also be available for free at the
Securities and Exchange Commission's public website.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Program 1: Tender Offer for Unexercised Options
Program 1: Tender Offer for Unexercised Options
Amend option to increase option price, AND
Provide a cash payment to help compensate for the
higher price
Only options issued below market and that vest after
12/31/04 will be subject to this program

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

ISSI’s Solution: Tender Offer
ISSI’s Solution: Tender Offer
Example:
– Orig. Option Price: $3
– Adjusted Option Price: $5
– FMV at Tender Offer close: $6.00
Example:
– Orig. Option Price: $3
– Adjusted Option Price: $10
– FMV at Tender Offer close: $6

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

ISSI’s Solution: Tender Offer
ISSI’s Solution: Tender Offer
Amend options to increase the option price
– Option price will be the lower of:
• Fair market value on the actual grant date, or
• Closing price of ISSI stock the day after the tender offer closes
All other terms will remain the same (including the
number of shares, vesting schedule and expiration
date)

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

ISSI’s Solution: Tender Offer
ISSI’s Solution: Tender Offer
Cash Bonus payment
– Equal to the difference (if any) between the adjusted option price and original option price
– Will be made in January 2008 per IRS requirement

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Eligibility
Eligibility
Must be an employee at the close of the Tender Offer
and subject to US income taxation.
Offer covers unexercised options that were granted
at a discount and vest after 12/31/04.
You can select which of your affected grants to
tender (i.e., participate with), but once selected, the
entire unexercised posrtion subject to 409A must be
tendered.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Program 2:  Options Out of the Money
Program 2:  Options Out of the Money
If your new option exercise price would be higher than
the fair market value of ISSI stock on the day the tender
offer is completed, your option price will equal the ISSI
closing stock price but will not be higher
This will result in a lower stock option price for you
Since this will increase the value of the stock option, the
quantity of options will be converted to an economically
equivalent number of shares, which will be lower
– Using a Black-Scholes approach

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Example
Example
Option granted on Jan 1, 2003 – 10,000 shares
Option price = $10.00, but fair market value at grant date =
$15.00
Vesting: - 2,500 options vest on Jan 1, 2004
– 2,500 options vest on a monthly basis during 2004
– 2,500 options vest on a monthly basis during 2005
– 2,500 options vest on a monthly basis during 2006
– CONCLUSION:
– The 5,000 options that vested prior to 1/1/05 are NOT subject to
409A.
– The 5,000 options that vest after 12/31/04 are subject to 409A because they were granted at a discount.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Example
Example
Example:
– Orig. Option Price: $10
– Adjusted Option Price: $15
– FMV at Tender Offer close: $6
Option is repriced to the FMV of $6
Example:  5000 options have a Black-Scholes value of
– $1.19 per share at $10
– $2.15 per share at $6
The number of shares would be reduced to 2767*
– 5000 shares x  $1.19 / $2.15 = 2767
– *Note, the exact amount will vary depending on various factors

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 18 What if I do nothing?

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

What if I do nothing?
What if I do nothing?
Tax Impact:
–
Income taxation before exercise
– 20% additional federal tax on income amount
– 20% additional California tax on income amount
• Potentially other state additional taxes
– Interest penalty on income amount
Will occur until exercise or expiration of the
discounted options.
Tender offer is a one-time offer to prevent future
adverse tax consequences.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 20 How do I participate?

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Tender Offer Expected Timeline
Tender Offer Expected Timeline
Tender Offer Begins: June 18, 2007(1)
Tender Offer Ends:
July 16, 2007(1)
– All elections MUST be received by 11:59PM Pacific Time on the expiration date
– Late submissions will not be accepted
Option Amendment:
July 17, 2007(1)
How to submit your election: E-mail with instructions will be sent to you.
Confirming e-mail will be sent to you upon completion of your acceptance of the Offer.
(1)
Note:  Dates are still tentative and dependent on the timing of finalizing our restatements.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 22 Sample Statement Sample Statement This is a sample statement of an employee’s entire stock option portfolio

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 23 What if I still have questions? What if I still have questions? Follow-up meetings: Watch your E-mail Any questions should be directed to elai@issi.com

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Tax Advice
Tax Advice
Taxation of stock option transactions can be very
complicated.
ISSI policy prohibits any employees from providing
personal income tax advice to any other employee.
This presentation is general and you should consult
with your personal tax advisor for advice relevant to
your specific situation.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED

Circular 230 Disclaimer Notice
Circular 230 Disclaimer Notice
Any tax advice included in this presentation was not
intended or written to be used, and it cannot be used
by the taxpayer, for the purpose of avoiding any
penalties that may be imposed by any governmental
taxing authority or agency;
This tax advice was written to support the promotion
of the matter addressed by the presentation; and
The taxpayer should seek advice based on the
taxpayer’s particular circumstances from an
independent tax advisor.

© 2007 ISSI, INC. - ALL RIGHTS RESERVED Page 26 INTEGRATED SILICON SOLUTION, INC.